UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K


                                   (MARK ONE)
               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 For the fiscal
                          year ended December 31, 2001
                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
       For the transition period from ______________ to _________________.

                          Commission file number 1-5964

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     IKON OFFICE SOLUTIONS, INC., P.O. BOX 834, VALLEY FORGE, PA 19482-0834


                              REQUIRED INFORMATION

                            a. Financial Statements.

         The following financial statements are furnished for the Plan.

          1. Audited Statements of Net Assets Available for Benefits -
                           December 31, 2001 and 2000

      2. Audited Statements of Changes in Net Assets Available for Benefits
                 for the years ended December 31, 2001 and 2000

                        3. Notes to Financial Statements

                            4. Supplemental Schedules

                  (a) Schedule of Assets (Held at End of Year)

                    (b) Schedule of Reportable Transactions

                                  b. Exhibits

 Exhibit 23 Consent of PricewaterhouseCoopers LLP - Independent Accountants

IKON Office Solutions, Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

IKON Office Solutions, Inc. Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                         Page(s)

Financial Statements:

    Report of Independent Accountants                                        1

    Statements of Net Assets Available for Benefits                          2

    Statements of Changes in Net Assets Available for Benefits               3

    Notes to Financial Statements                                         4 - 10

Supplemental Schedules:*

    Schedule I    - Schedule of Assets (Held at End of Year)                11

    Schedule II   - Schedule of Reportable Transactions                     12


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of the IKON Office Solutions, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 26, 2002

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                     2001                 2000

Assets:
    Investments, at fair value                                     $551,512,616         $286,363,831
                                                               -----------------    -----------------

    Receivables:
      Investment income receivable                                       12,889               12,200
      Receivable for investments sold                                 1,430,499              595,325
                                                               -----------------    -----------------

        Total receivables                                             1,443,388              607,525
                                                               -----------------    -----------------

        Total assets                                                552,956,004          286,971,356
                                                               -----------------    -----------------

Liabilities:
    Accrued administrative expenses                                     481,453              562,964
    Payable for investments purchased                                 1,650,503            6,519,990
    Payable to Georgia Pacific 401(k) Plan (Note 10)                    151,357                    -
                                                               -----------------    -----------------

        Total liabilities                                             2,283,313            7,082,954
                                                               -----------------    -----------------

        Net assets available for benefits                          $550,672,691         $279,888,402
                                                               =================    =================

   The accompanying notes are an integral part of these financial statements.

                                      - 2 -


IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------------------------------------------------

                                                                           2001                 2000
Additions:
    Investment income:
      Net appreciation (depreciation) in fair value of investments       $234,011,544         $(116,180,521)
      Interest and dividends                                                6,623,168            13,353,903
      Shareholder litigation settlement (Note 10)                           1,963,046                     -
                                                                      ----------------    ------------------

                                                                          242,597,758          (102,826,618)
                                                                      ----------------    ------------------

    Contributions:
      Participant                                                          56,644,373            58,920,692
      Employer                                                             26,167,958            30,305,252
                                                                      ----------------    ------------------

                                                                           82,812,331            89,225,944
                                                                      ----------------    ------------------

           Total additions                                                325,410,089           (13,600,674)
                                                                      ----------------    ------------------

Deductions:
    Payment of benefits                                                    50,147,270            49,162,745
    Administrative expenses                                                 4,478,530             4,494,428
                                                                      ----------------    ------------------

           Total deductions                                                54,625,800            53,657,173
                                                                      ----------------    ------------------

    Net increase (decrease)                                               270,784,289           (67,257,847)

Net assets available for benefits:
    Beginning of year                                                     279,888,402           347,146,249
                                                                      ----------------    ------------------

    End of year                                                          $550,672,691          $279,888,402
                                                                      ================    ==================


   The accompanying notes are an integral part of these financial statements.

                                      -3-

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all regular full-time and part-time non-union employees, as defined by the Plan, of IKON Office Solutions, Inc. (the "Company") and its domestic subsidiaries which adopt the Plan.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration
     The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the "Committee"). Effective August 1, 2000, Bankers Trust Company was appointed trustee (the "Trustee") of the Plan and custodian of the Plan's assets. During the period prior to August 2000, The Northern Trust Company was the trustee of the Plan and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

     Contributions
     Each year, participants may contribute up to 16 percent of their annual compensation ("Compensation"), as defined by the Plan, in multiples of one percent except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Company contributes an amount equal to two-thirds of the first 6% of the Compensation that a participant contributes to the Plan. Employer matching contributions are made in IKON Office Solutions, Inc. common stock and may not be redirected by the participant to any of the other available investment options until the attainment of age 55. Effective January 1, 2002, there will be a one-year eligibility waiting period for Company matching contributions for new employees.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contributions and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their contributions plus an allocation of actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on the following:

              Years of service                 Vesting

            Less than 2 years                     0%
            2 years                               25%
            3 years                               50%
            4 years                               75%
            5 years                              100%

     Participants are also fully vested in the Company's matching portion upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

     Investment Options
     Upon enrollment in the Plan, a participant may direct employee contributions in one-percent increments in any of the following nine investment options.

     o    IKON Office Solutions, Inc. Common Stock Fund
     o    Chicago Equity Partners Small-Cap Equity Fund
     o    American Funds Group EuroPacific Growth Fund
     o    PBHG Growth Fund
     o    PIMCO Total Return Fund
     o    Vanguard Institutional Index Fund
     o    Vanguard Windsor II Fund
     o    Vanguard Retirement Savings Trust II Fund
     o    Balanced Fund

     Participants may change their investment options or transfer existing account balances to other investment options daily, except for employer matching contributions which are made in IKON Office Solutions, Inc. common stock and may not be redirected by the participant to any of the other available investment options until the attainment of age 55. As part of the proposed settlement of an ERISA class-action lawsuit brought against IKON and a number of individual defendants (Whetman et. al. v. IKON Office Solutions, Inc.), the Company has agreed to modify the Plan in order to allow participants greater flexibility with respect to investment of the Company's match portion of participants' individual accounts. Under the proposed settlement, employees who have been with the Company for at least two years will be permitted to place Company matching contributions in investment options other than IKON common stock, subject to existing vesting schedules. The court has preliminarily approved the settlement. The court will hold a hearing on the final approval of the settlement on August 8, 2002.

     Effective January 1, 2002, the IKON Office Solutions, Inc. Common Stock Fund was designated as an Employee Stock Ownership Plan ("ESOP") under the provisions of the Internal Revenue Code. Accordingly, participants will be allowed to elect to reinvest dividends in IKON common stock or receive a cash payment. Additionally, any dividends that are reinvested in IKON common stock will be fully vested.

     Participant Loans
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may not exceed 5 years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     secured by the balance in the participant's account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the month plus one percent. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits
     Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59 1/2 may make withdrawals from their accounts only from after-tax salary deferral contributions. Participants under the age of 59 1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59 1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59 1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship. Participants who terminate their employment with a balance of less than $5,000 may receive a direct lump-sum payment or rollover their balance into an eligible retirement plan. Participants under the age of 59 1/2 who terminate their employment with a balance greater than $5,000 may continue to maintain their account within the Plan, receive a direct lump-sum payment, or rollover their balance into an eligible retirement plan.

     Forfeitures
     During the years ended December 31, 2001 and 2000, $3,983,590 and $1,333,980, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce future employer matching contributions. At December 31, 2001 and 2000, there were no forfeited non-vested amounts.

     Plan Expenses
     Expenses incurred in connection with the administration of the Plan are paid by the Plan.

2.   Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Common Stock fund is valued at net unit value which is based upon the quoted market price of common stock and the value of cash and cash equivalents held for liquidity purposes. Participant loans are valued at cost which approximates fair value. Cash equivalents are valued at cost which is equal to market value. Common/collective funds are valued at net unit value as determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Net appreciation on investments represents the sum of the change in the difference between year-end market value and cost and the difference between the proceeds received and the cost of investments sold.

     Payment of Benefits
     Benefits are recorded when paid.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The following investments represent five percent or more of the Plan's net assets:

     December 31, 2001

     IKON Office Solutions, Inc. Common Stock Fund
         (non-participant directed investment) (See Note 4)      $ 321,627,672
     Vanguard Retirement Savings Trust II Fund                      78,355,296
     Vanguard Institutional Index Fund                              65,230,501


     December 31, 2000

     IKON Office Solutions, Inc. Common Stock Fund                $ 64,747,200
     American Funds Group EuroPacific Growth Fund                   19,029,989
     PBHG Growth Fund                                               39,372,913
     Vanguard Investment Contract Trust                             58,002,978
     Vanguard Institutional Index Fund                              69,432,601

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                        2001                2000

     Registered investment companies                 $ (20,446,561)       $ (27,249,337)
     Common stock                                      254,458,105          (88,931,184)
                                                  -----------------   ------------------

                                                      $234,011,544        $(116,180,521)
                                                  =================   ==================

4.   Nonparticipant-Directed Investments

     Employer matching contributions are made in IKON common stock invested in the IKON Office Solutions, Inc. Common Stock Fund. Employer matching contributions are non-participant directed and may not be redirected to the other available investment options by the participants until the attainment of age 55. Information about significant components of the changes in net assets of the IKON Office Solutions, Inc. Common Stock Fund is as follows:

                                                                                      2001                2000
     Changes in net assets:
         Net appreciation (depreciation) in fair value of investments               $254,458,105        $(88,931,184)
         Dividends                                                                     4,636,138           3,350,182
         Contributions                                                                38,935,291          48,302,278
         Payment of benefits                                                         (22,243,744)         (9,758,589)
         Administrative expenses                                                      (2,126,994)           (331,290)
         Transfer (to) from other investment options                                 (15,787,395)          6,601,001
                                                                                -----------------    ----------------

                                                                                    $257,871,401        $(40,767,602)
                                                                                =================    ================

5.   Investment Contracts with Financial Institutions, Insurance Companies and
     Banks

     At December 31, 2001 and 2000, the Vanguard Retirement Savings Trust II Fund (the "Fund") held shares of a common/collective trust sponsored by The Vanguard Group with a value of $78,355,296 and $58,002,978, respectively. Additionally, at December 31, 2000, the Fund held a guaranteed investment contract, valued at $1,301,617, and synthetic investment contracts with various banks and insurance companies ("Issuers"). The Plan is credited with earnings on the underlying investments and charged for administrative expenses by the Issuers. The investment contracts included in the Plan are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. The synthetic investment contracts constitute investments in a unit trust, an individual mortgage security, and an asset backed security, valued at $6,788,994 and wrapper contracts, valued at $(170,732). The value provided by the wrapper contracts represents the difference between the value of the synthetic investment contracts and the underlying investments. The crediting interest rates on the investment contracts ranged from 6.2% to 6.7% at December 31, 2000. The Fund held no guaranteed investment contracts or synthetic investment contracts at December 31, 2001.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

6.   Related Party Transactions

     During 2001 and a portion of 2000, certain Plan investments were shares of a common/collective trust managed by Bankers Trust Company. During a portion of 2000, certain Plan investments were shares of a common/collective trust managed by The Northern Trust Company. In addition, the Plan offers an investment in the IKON Office Solutions, Inc. Common Stock fund as an investment option. The transactions in these investments are party-in-interest transactions, which are exempt from prohibited transaction rules.

7.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.   Differences Between Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500:

                                                                                      2001                 2000

     Net assets available for benefits per the financial statements                 $550,672,691         $279,888,402
     Amounts allocated to withdrawing participants                                    (1,057,371)            (514,488)
                                                                                -----------------    -----------------

     Net assets available for benefits per Form 5500                                $549,615,320         $279,373,914
                                                                                =================    =================

     The following is a reconciliation of benefits paid to participants for the year ended December 31, 2001 per the financial statements to the Form 5500:

                                                                                                        Year Ended
                                                                                                     December 31, 2001

     Benefits paid to participants per the financial statements                                         $ 50,147,270
     Add: Amounts allocated to withdrawing participants
         at December 31, 2001                                                                              1,057,371
     Less: Amounts allocated to withdrawing participants
         at December 31, 2000                                                                               (514,488)
                                                                                                     ----------------

     Benefits paid to participants per Form 5500                                                        $ 50,690,153
                                                                                                     ================

     Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

9.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Company has submitted a request for a new determination letter, which is currently pending. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 10. Litigation Settlement

     A class action lawsuit filed against the Company on behalf of the Company's shareholders was settled in 1999. During 2001, the Plan received $2,114,403 related to this settlement. The settlement was allocated proportionate to the appropriate investment accounts in 2002. Of this amount, $151,357 representing the portion related to former Unisource employees was transferred to the Georgia-Pacific 401(k) Plan in 2002.

IKON Office Solutions, Inc. Retirement Savings Plan                                                                      Schedule I
Schedule of Assets (Held at End of Year)                                                                            EIN # 230334400
Form 5500, Schedule H, Part IV, Line I
December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Current
                Identity of Issue                          Investment Type                          Cost                Value

IKON Office Solutions, Inc. Common Stock Fund**        Common Stock                              $ 263,621,942       $ 321,627,672
Chicago Equity Partners Small-Cap Equity Fund          Registered Investment Company                                     4,123,455
American Funds Group EuroPacific Growth Fund           Registered Investment Company                                    17,302,685
PBHG Growth Fund                                       Registered Investment Company                                    27,296,882
PIMCO Total Return Fund                                Registered Investment Company                                     7,189,266
Vanguard Institutional Index Fund                      Registered Investment Company                                    65,230,501
Vanguard Windsor II Fund                               Registered Investment Company                                     9,213,096
Vanguard Retirement Savings Trust II Fund              Common/Collective Trust                                          78,355,296
Pyramid Directed Cash Fund*                            Common/Collective Trust                                           6,269,803
Participant loans                                      Interest rates ranging from 6.00% to
                                                       10.50%, maturing between January 1,
                                                       2002 and November 2, 2025                            --          14,903,960
                                                                                                                   ----------------

                                                                                                                     $ 551,512,616
                                                                                                                   ----------------

*    Party-in-interest.

** Party-in-interest. Employer contributions included in this fund are nonparticipant-directed as employer matching contributions are made in IKON common stock and may not be redirected by participants to the other available investment options until the attainment of age 55.

                                      -11-

IKON Office Solutions, Inc. Retirement Savings Plan                                                                     Schedule II
Schedule of Reportable Transactions*                                                                                EIN # 223739194
December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                            Net
                               Description     Number of    Number        Purchase        Selling         Cost of         Gain or
Identity of Parties Involved    of Assets      Purchases   of Sales        Price           Price           Asset          (Loss)

IKON Office Solutions, Inc.**   Common Stock      152         53       $ 27,626,472    $ 24,225,542   $ 31,937,865     $(7,712,323)


* Series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 2001 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulation for Reporting and Disclosure under ERISA.
** Employer contributions included in this fund are nonparticipant-directed as employer matching contributions are made in IKON common stock and may not be redirected by participants to the other available investment options until the attainment of age 55.

                                     - 12 -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                                IKON OFFICE SOLUTIONS, INC.
                                                RETIREMENT SAVINGS PLAN




Dated:  June 28, 2002                           By:  /s/ ALLISTER H. MCCREE, JR.
                                                     ---------------------------
                                                       Allister H. McCree, Jr.
                                                       Plan Administrator